Concordia International Corp. Provides Corporate Update
Oakville, Ontario, May 31, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced a number of corporate developments.
Appointment of Interim Chairman of Board of Directors and Board Committee Changes
The Company announced today that Itzhak Krinsky, a non-executive director on Concordia’s board of directors (the "Board") since May 2017, has been appointed interim Chairman of the Board, effective immediately.
The Company also announced that current director Randy Benson has been appointed to the Board’s Nominating and Corporate Governance Committee; current director Patrick Vink has been appointed Chair for the Nominating and Corporate Governance Committee; and Mr. Krinsky has been appointed to the Board’s Audit Committee.
All appointments will be held until Concordia’s Annual General and Special Meeting of Shareholders scheduled for June 19, 2018. The Board intends to re-evaluate the appointments after the Annual General and Special Meeting of Shareholders.
The Board committees now consist of the following members:

Audit Committee	Human Resources and Compensation Committee	Nominating and Corporate Governance Committee
Rochelle Fuhrmann (Chair) Itzhak Krinsky Frank Perier, Jr.	Doug Deeth (Chair) Patrick Vink Frank Perier, Jr.	Patrick Vink (Chair) Randy Benson Itzhak Krinsky

Nasdaq Delisting
The Company announced today that it received a letter dated May 30, 2018, from the Listing Qualifications Department of the NASDAQ Global Select Market ("Nasdaq") informing Concordia that its common shares will be scheduled for delisting effective at the opening of business on June 8, 2018.

As previously announced on December 1, 2017, Nasdaq informed the Company that it did not meet the minimum bid price requirement of US$1.00 per share for 30 consecutive days as set forth in Nasdaq's continued listing rules and, as a result, Concordia had until May 29, 2018, to regain compliance with the minimum bid price requirement to maintain its listing.
To regain compliance with the minimum bid price requirement, the Company's common shares were required to have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days prior to May 29, 2018, which did not occur.
As part of Concordia’s proposed transaction to realign its capital structure, lenders supporting the transaction have requested that the Company delist its common shares from Nasdaq.
Therefore, the Company does not intend to apply to Nasdaq for additional time to regain compliance and anticipates that its common shares will be delisted from Nasdaq and cease trading on Nasdaq at the opening of business on June 8, 2018.
The Company believes a successful realignment of its capital structure under the terms outlined in its press release on May 2, 2018, is the best financial path forward and will enable it to deliver on its strategic plans.
The Company's common shares continue to be listed on the Toronto Stock Exchange.
Early Consent Date Reminder
As previously disclosed, debtholders of the Company are reminded that the early consent date for voting in favour of a plan of arrangement under the Canada Business Corporations Act (the “CBCA Plan of Arrangement”) in order to be eligible to receive certain early consent consideration, as set out in further detail in the interim order issued by the Ontario Superior Court of Justice on May 2, 2018, the Company’s management information circular dated May 15, 2018 and the CBCA Plan of Arrangement, is 5:00 p.m. (Toronto time) on June 6, 2018.
Any questions or requests for further information regarding eligibility for early consent consideration should be directed to Kingsdale Advisors by calling toll free at 1-866-581-0506 or 416-867-2272, by email at corpaction@kingsdaleadvisors.com, or on Kingsdale Advisors' website at http://www.kingsdaleadvisors.com/concordiadocuments.html.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements relating to board members holding committee appointments until Concordia’s Annual General and Special Meeting of Shareholders, the intent to re-evaluate committee appointments following the Annual General and Special Meeting of Shareholders, the Company’s intent not to apply for additional time to regain compliance with Nasdaq listing requirements, the timing of the delisting and cessation in trading of Concordia’s common shares on Nasdaq, the Company’s belief that a realignment of its capital structure under the terms outlined in it press release on May 2, 2018 is the best financial path forward and will enable it to deliver on its strategic plans, the early consent date for voting in favour of the CBCA Plan of Arrangement and Concordia becoming a leader in European specialty, off-patent medicines. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the delisting and cessation in trading of the Company’s common shares on Nasdaq, the inability to negotiate with Concordia’s lenders, risks associated with a proposed recapitalization transaction including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner, the inability to reach a consensual transaction with holders of the Company’s debt, the Canada Business Corporations Act (“CBCA”) process not providing the protection sought by Concordia, third parties not complying with the CBCA order and taking steps against Concordia and its subsidiaries, the recapitalization transaction not being the best financial path forward for the Company, alternatives to the recapitalization transaction that may be available to the Company which are better suited for the Company, the inability of the recapitalization transaction to position the Company to deliver on its strategic plans, the inability to address deferred payments as part of any recapitalization transaction, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrolment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia.  Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com